[Letterhead of Quest Diagnostics Incorporated]

May 9, 2011

Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

Re:	Quest Diagnostics Incorporated
Form 10-K for Fiscal Year End December 31, 2010
Filed February 16, 2011
File No. 001-12215

Dear Mr. Reynolds:

We acknowledge receipt of your letter dated April 25, 2011 to Dr. Surya Mohapatra of Quest Diagnostics Incorporated (the “Company”) regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K filing identified above.  Set forth below are the Company’s responses to the Staff’s comments.

Financial Statements

15. Commitments and Contingencies, page F-31
Legal Matters, page F-32

1.
We note your response to comment one in our letter dated March 31, 2011.  We also note from your response that there have been developments in the settlement discussions with the California Attorney General’s Office and the California Department of Health Care Services that are not disclosed in your Form 10-K.  For example, you proposed a second interim agreement to suspend billings to MediCal until May 2, 2011, the Attorney General and the Department rejected the Company’s proposals and your settlement discussion with these parties have reached an impasse.  Please provide us with disclosure that you intend to include in your Form 10-Q for the quarter ended March 31, 2011 that updates this matter for significant developments.

Response:   The Company respectfully advises the Staff that, as described in further detail below, the Company’s settlement discussions have evolved rapidly since the Company’s receipt of the Staff’s comment letter dated April 25, 2011.  The Company very recently reached an agreement in principle to settle the matter, and publicly announced that agreement in principle in a press release issued after the close of trading on May 9, 2011.  The Company plans to also file its quarterly report on Form 10-Q for the quarterly period ended March 31, 2011 after the close of trading on May 9, 2011.  The quarterly report will disclose the agreement in principle and reflect its impact on the Company’s results of operations and

Mr. John Reynolds
United States Securities and Exchange Commission
May 9, 2011

financial condition for, and as of the end of, the quarter.  However, as previously discussed with the Staff, because of the rapidly evolving nature of the settlement discussions and the related disclosure, the Company was unable to provide the disclosure to the Staff earlier.

The following represents an excerpt from the Note 11 (Commitments and Contingencies) to be included in the financial statements included in the quarterly report:

In the third quarter of 2010, the California Department of Health Care Services (the “Department”) conducted an audit of the Company’s billing to Medi-Cal.  The Department contended that the Company’s billings were not consistent with applicable California regulations, as then interpreted by the Department.  While the Company believes it is in compliance in all material respects with California requirements applicable to billing for clinical laboratory testing, the Company entered into an interim agreement under which it agreed to temporarily suspend billing Medi-Cal for a period of up to six months through March 1, 2011, during which it continued to provide services. The agreement was subsequently extended to May 16, 2011. The Company has continued to recognize revenue from Medi-Cal for services provided in accordance with its interpretation of California regulations related to billing for clinical laboratory testing.

The Company engaged in discussions in an attempt to resolve the matters described above.   Agreement with both the Attorney General and the Department was required to settle this matter.  During the fourth quarter of 2010, the Company reached an understanding, which was highly conditioned, to settle these matters pursuant to which the Company would pay $241 million.  Conditions included, but were not limited to, reaching an agreement regarding the manner in which the Company’s future billings would be treated by the Department.  In subsequent discussions during the fourth quarter of 2010, the Attorney General and the Department rejected the Company’s proposals that would have addressed these outstanding issues.  As a result, as of the issuance of the Company’s financial statements for 2010, settlement discussions had reached an impasse.  Based on these facts and circumstances, the Company concluded that a liability was not probable as of December 31, 2010.

In the first quarter of 2011, settlement discussions resumed.  On May 9, 2011, the Company announced an agreement in principle to resolve these matters.  While denying liability, in order to avoid the uncertainty, expense and risks of litigation, the Company agreed to resolve these matters for $241 million.  The Company is paying this amount to resolve the Comparable Charge allegations; the Company will receive a full release of these and all other allegations in the complaint.  The Company also agreed to certain reporting obligations regarding its pricing for a limited time period and, in lieu of such obligations for a transitional period, to provide Medi-Cal with a discount until the end of July 2012.

Mr. John Reynolds
United States Securities and Exchange Commission
May 9, 2011

As provided for in the agreement in principle, upon execution of a definitive agreement, the Company will resume billing for all unbilled services and expects to be reimbursed for all services provided prior to the date of a final settlement agreement.  Such reimbursement is expected to be consistent with the related amounts accrued.

The terms of the settlement are subject to the final negotiation and execution of a definitive agreement, and certain approvals by the State of California and final approval by the Company’s Board of Directors.  There can be no assurance, however, when or whether a settlement may be finalized, or as to its terms.  If a settlement is not finalized, the Company would continue to vigorously defend itself and could incur significant costs in doing so.

As a result of the agreement in principle, the Company has recorded a pre-tax charge to earnings in the first quarter of 2011 of $236 million, which represents the cost to resolve the matters noted above and related claims, less amounts previously reserved for related matters, and reflects the Company’s current estimate of the expected probable loss with respect to these matters, assuming the settlement is finalized.  If a settlement is not finalized, the eventual losses related to these matters could be materially different than the amount recorded and could be material to the Company’s results of operations, cash flows and financial condition in the period that such matters are determined or paid.

Exhibits

2.
We note your response to comment four of our letter dated March 31, 2011.  Please file the January 31, 2011 letter agreement referred to on page 58.  In this regard, we note that the determination as to significance in Item 601(b)(10)(ii) relates to the significance of the agreement to the company.

Response:  The Company  will file the January 31, 2011 letter agreement as an exhibit to the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2011.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
United States Securities and Exchange Commission
May 9, 2011

If you have any questions regarding the Company’s responses, or if you require additional information, please feel free to contact me at (973) 520-2116.

Very truly yours,

/s/ William J. O’Shaughnessy, Jr.

William J. O’Shaughnessy, Jr. Assistant General Counsel and Corporate Secretary

Cc:	Brian McAllister, U.S. Securities and Exchange Commission
Ryan Milne, U.S. Securities and Exchange Commission
Erin Wilson, U.S. Securities and Exchange Commission
James Lopez, U.S. Securities and Exchange Commission
Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer
Robert A. Hagemann, Senior Vice President and Chief Financial Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Thomas F. Bongiorno, Vice President, Corporate Controller and Chief Accounting Officer
Stephen T. Giove, Shearman & Sterling, LLP
Donald G. Brenner, PricewaterhouseCoopers LLP